Exhibit 10.27.1

Bridgett C. Zeterberg
15709 Bondy Lane

Gaithersburg, MD 20878

bridgett.zeterberg@gmail.com

972.523.6196

Dear Bridgett,

On behalf of Tuesday Morning, Inc. (“Tuesday Morning”), it is my pleasure to offer you the position of Senior Vice President – General Counsel and Corporate Secretary, reporting directly to me, contingent upon successful completion of our background screening process. Your employment with Tuesday Morning shall at all times be “at-will”, which means that either you or Tuesday Morning may terminate your employment relationship at any time, for any reason, with or without notice.

Start Date: Monday July 11, 2016 or other mutually agreed to date.

Salary: $275,000 ($11,458.34 semi-monthly, paid on the 15th and last day of each month) less applicable taxes and withholdings. In addition, we will pay you a cash sign-on incentive of $25,000 less applicable taxes and withholdings by the end of your 30th day of employment.

Bonus Plan: You will be eligible to participate in the Tuesday Morning Management Incentive Plan for FY2017. Your annualized target is 45% of your salary, or $123,750. Threshold payout is 22.5% of salary and maximum payout is 90% of salary. The amount earned may be modified up or down 25% based on your individual performance. You must be employed on the date the bonus is paid to be eligible for the payment. The Plan Document outlines the terms of the bonus program and supersedes all other communication, including this offer letter.

Equity: As a participant in Tuesday Morning’s Long-Term Equity Incentive Plan (LTIP), Tuesday Morning will recommend to the Compensation Committee a new hire grant equal to the full annual SVP-level LTI award of $125,000, in a mix of 50% non-qualified stock options and 50% restricted stock awards. Both stock options and restricted stock awards will vest ratably over four years, beginning with the first anniversary of the date of grant, and will be subject to the terms and conditions of a separate award agreement. As part of the LTIP program, Tuesday Morning generally makes annual awards, though there is no guarantee of awards being made every year. For the FY2017 grant, you will receive a prorated stock award equal to 2/12ths of the annual $125,000 LTI grant, or $20,833. The LTIP Program may be modified from time to time by the Compensation Committee in its sole and absolute discretion.

Stock Ownership Guidelines Policy: As a Senior Vice President of Tuesday Morning, you will be subject to the stock ownership and retention requirements outlined in the attached policy.

Severance Benefits: In exchange for an executed severance agreement and release of claims, should Tuesday Morning terminate your employment, except for willful misconduct or gross negligence, you will be paid severance benefits as follows:

(i)	If the termination occurs on or prior to July 12, 2017, six months of Executive's base salary and COBRA Benefits
(ii)	If the termination occurs after July 12, 2017, one year of Executive's base salary and COBRA Benefits

If the termination occurs following or in anticipation of a “change of control,” Tuesday Morning will pay you one year of your base salary, which shall not be less than the base salary provided for in this letter. For these purposes, “change of control” shall have the meaning given to it in the 2014 Long Term Incentive Plan.

Relocation: Tuesday Morning will engage a third party relocation company that will pack and deliver your household goods, from Gaithersburg, MD to Dallas, TX, and we will pay up to $6,000 in temporary living expenses direct billed to the Company.

Vacation & Sick Leave: You will be granted 8 days of vacation, a prorated amount for the total of 15 vacation days granted in January of each year until you are eligible for additional time based on the Tuesday Morning vacation policy.. Sick leave is earned after a 2-month waiting period and is prorated to your start date for the first year of eligibility. You are granted 6 days per calendar year. Based on your start date, you will have 3 sick days granted for use after your 60-day waiting period. You may designate up to 3 days of your 6 days as personal days and roll over a maximum of 3 sick days to the next year. New associates are encouraged to schedule paid-time off after their first 60 days of employment to maximize the time needed to get familiar with Tuesday Morning operations, programs and practices.

Floating Holidays: The Company currently grants 2 Floating Holidays at the beginning of each calendar year.

Benefits: All normal and standard benefits, offered to eligible Tuesday Morning employees after published qualifying periods of employment. Benefits will become effective the 1st of the month following the completion of 60 days of employment. Tuesday Morning reserves the right to amend or terminate its plans and benefits in its sole discretion at any time.

COBRA Reimbursement: We will reimburse you for the difference between your COBRA premium and the premium you would pay for similar coverage at Tuesday Morning for the period before you are eligible for benefits.

I am excited about the contribution you will make to the continued success of Tuesday Morning. We look forward to having you as a part of our Team!

This offer is valid for 5 business days. Please sign below acknowledging your acceptance of the above offer and scan and e-mail directly to Lee Roever at lroever@tuesdaymorning.com. On your start date please bring two forms of I.D. (such as driver’s license, social security card and/or passport) in order to complete your new hire packet. If you have any questions, please contact Lee Roever at 214.394.4570.

Sincerely,

/s/ Stacie Shirley

Stacie Shirley

Executive Vice President,

Chief Financial Officer